                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                        OnTrack Data International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  683372 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 4 Pages

SEC 1745 (10-85)

CUSIP NO. 683372 10 6                13G                      PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VI L.P.                                                        51-0309893
      Advent Atlantic and Pacific Limited Partnership                       04-2928123
      Advent New York L.P.                                                  04-3095408
      TA Venture Investors Limited Partnership                              04-3068354
--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)  /X/       (b)  / /
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VI L.P.                                                        Delaware
      Advent Atlantic and Pacific Limited Partnership                       Ontario
      Advent New York L.P.                                                  Delaware
      TA Venture Investors Limited Partnership                              Massachusetts
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           Advent VI L.P.                                       810,534
                           Advent Atlantic and Pacific Limited Partnership      158,459
                           Advent New York L.P.                                  81,053
                           TA Venture Investors Limited Partnership              12,158

                     ------------------------------------------------------------------------------------------
      NUMBER OF      6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY           N/A
      OWNED BY       ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              Advent VI L.P.                                       810,534
        WITH               Advent Atlantic and Pacific Limited Partnership      158,459
                           Advent New York L.P.                                  81,053
                           TA Venture Investors Limited Partnership              12,158
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VI L.P.                                                            810,534
      Advent Atlantic and Pacific Limited Partnership                           158,459
      Advent New York L.P.                                                       81,053
      TA Venture Investors Limited Partnership                                   12,158
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VI L.P.                                                               9.82
      Advent Atlantic and Pacific Limited Partnership                              1.92
      Advent New York L.P.                                                          .98
      TA Venture Investors Limited Partnership                                      .15
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      Each entity is a Limited Partnership
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 3 of 4 Pages

Item 1:     (a)    Name of Issuer:  OnTrack Data International, Inc.

            (b)    Address of Issuer's Principal Executive Offices:
                                                   6321 Bury Drive
                                             Eden Prarie, MN 55346

Item 2:     (a)    Name of Person Filing:

                   Advent VI L.P.
                   Advent Atlantic and Pacific Limited Partnership
                   Advent New York L.P.
                   TA Venture Investors Limited Partnership

            (b)    Address of Principal Business Office or, if none, Residence:

                   c/o TA Associates
                   125 High Street, Suite 2500
                   Boston, MA 02110

            (c)    Citizenship:  Not Applicable

            (d)    Title of Class of Securities:  Common Stock, Par Value $.01

            (e)    CUSIP Number:  683372 10 6

Item 3:            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR
                   13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

Item 4:     (a)    Amount Beneficially Owned:                      COMMON STOCK
                                                                   ------------
                   Advent VI L.P.                                     810,534
                   Advent Atlantic and Pacific Limited Partnership    158,459
                   Advent New York L.P.                                81,053
                   TA Venture Investors Limited Partnership            12,158

            (b)    Percent of Class:                               PERCENTAGE
                                                                   ----------

                   Advent VI L.P.                                      9.82
                   Advent Atlantic and Pacific Limited Partnership     1.92
                   Advent New York L.P.                                 .98
                   TA Venture Investors Limited Partnership             .15

            (c)    Number of shares as to which such person has:

                   (i) sole power to vote or direct the vote:      COMMON STOCK
                                                                   ------------
                   Advent VI L.P.                                     810,534
                   Advent Atlantic and Pacific Limited Partnership    158,459
                   Advent New York L.P.                                81,053
                   TA Venture Investors Limited Partnership            12,158


                   (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
                   (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                         DISPOSITION:                              COMMON STOCK
                                                                   ------------
                   Advent VI L.P.                                     810,534
                   Advent Atlantic and Pacific Limited Partnership    158,459
                   Advent New York L.P.                                81,053
                   TA Venture Investors Limited Partnership            12,158


                   (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                         DISPOSITION                                    N/A


Item 5:            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

Item 6:            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                   PERSON: Not Applicable

---------------
* This Schedule 13G is filed pursuant to Rule 13d-1(f) on behalf of ___________.

SCHEDULE 13G                                                   Page 4 of 4 Pages

Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   Not Applicable

Item 8:            Identification and Classification of Members of the Group:
                   This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

Item 9:            Notice of Dissolution of Group: Not Applicable


Item 10:           Certification: Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING
Advent VI L.P. Advent Atlantic and Pacific Limited Partnership, Advent New York L.P., and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of OnTrack Data International, Inc.

Dated:


ADVENT VI L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By: /s/ Katherine S. Cromwell
    ----------------------------------------------------
    Katherine S. Cromwell, Managing Director

Advent Atlantic and Pacific Limited Partnership
By: TA Associates AAP Limited Partnership, its
General Partner
By: TA Associates AAP Venture Limited
Partnership, its General Partner
By: TA Associates, Inc., its General Partner

By: /s/ Katherine S. Cromwell
    ----------------------------------------------------
    Katherine S. Cromwell, Managing Director

ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc., its General Partner

By: /s/ Katherine S. Cromwell
    ----------------------------------------------------
    Katherine S. Cromwell, Managing Director

TA VENTURE INVESTORS LIMITED PARTNERSHIP

By: /s/ Katherine S. Cromwell
    ----------------------------------------------------
    Katherine S. Cromwell, General Partner